Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 19, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 15, 2025, The Nasdaq Stock Market (the "Exchange") received from Tidal Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Defiance Leveraged Long + Income AMD ETF

Defiance Leveraged Long + Income SMCI ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,